EXHIBIT 99.2

CANAGOLD RESOURCES LTD.

First Quarter Report

Condensed Consolidated Interim Financial Statements

(expressed in United States dollars)

Three Months ended March 31, 2023

(Unaudited – Prepared by Management)

Notice of No Auditor Review of

Unaudited Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2023

In accordance with National Instrument 51-102 Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of these unaudited condensed consolidated interim financial statements, they must be accompanied by a notice indicating that the unaudited condensed consolidated interim financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed consolidated interim financial statements of Canagold Resources Ltd. (the “Company”) for the three months ended March 31, 2023 (the “Financial Statements”) have been prepared by and are the responsibility of the Company’s management, and have not been reviewed by the Company’s auditors.  The Financial Statements are stated in terms of United States dollars, unless otherwise indicated, and are prepared in accordance with International Accounting Standards 34 (“IAS 34”) and International Financial Reporting Standards (“IFRS”).

CANAGOLD RESOURCES LTD.

Condensed Consolidated Interim Statements of Financial Position

(Unaudited – Prepared by Management)

(expressed in thousands of United States dollars)

			March 31,	December 31,
	Notes		2023	2022

ASSETS

CURRENT ASSETS
Cash			$2,396	$3,825
Marketable securities	6		793	855
Receivables and prepaids	15		1,174	1,131
Total Current Assets			4,363	5,811

NON-CURRENT ASSETS
Mineral property interests	7,13		27,105	26,277
Mineral property deposits	13		117	166
Equipment	8		354	374
Total Non-Current Assets			27,576	26,817
Total Assets			$31,939	$32,628

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable and accrued liabilities	12		$845	$1,296
Flow through premium liability	9	(a)	32	32
Deferred royalty liability, current	9	(b)	35	35
Lease liability, current	9	(c)	62	62
Total Current Liabilities			974	1,425

LONG TERM LIABILITIES
Deferred royalty liability, long term	9	(b)	96	96
Lease Liability, Long term	9	(c)	183	195
Deferred income tax liability	15		1,345	1,399
Total Long Term Liabilities			1,624	1,690
Total Liabilities			2,598	3,115

SHAREHOLDERS' EQUITY
Share capital	10	(b)	85,465	85,465
Reserve for share-based payments			701	815
Accumulated other comprehensive loss			(3,910)	(3,990)
Deficit			(52,915)	(52,777)
Total Shareholders' Equity			29,341	29,513
Total Liabilities and Shareholders' Equity			$31,939	$32,628

Nature of operations and going concern (Note 1)

Commitments (Note 14)

Refer to the accompanying notes to the condensed consolidated interim financial statements.

Approved on behalf of the Board:

/s/ Sofia Bianchi	/s/ Andrew Trow
Director	Director

CANAGOLD RESOURCES LTD.

Condensed Consolidated Interim Statements of Comprehensive Income (Loss)

(Unaudited – Prepared by Management)

(expressed in thousands of United States dollars, except per share amounts)

		Three Months ended March 31,
	Notes	2023	2022

Expenses:
Amortization	8	$20	$14
Corporate development	12	73	1
Employee and director remuneration	12	147	113
General and administrative	11 and 12	116	65
Shareholder relations		-	98
Share-based payments	10(c) and 12	-	84

Operating loss		(356)	(375)

Interest income		10	-
Change in fair value of marketable securities	6	61	(49)
Interest and finance charges	9(b),(c) and (d)	(5)	(7)
Mineral property income	7 (a)and(b)	-	10
Foreign exchange gain		38	7

Net loss before income tax		(252)	(414)

Income tax recovery	9(a)	-	165

Net loss for the period		(252)	(249)

Other comprehensive income (loss):
Items that will not be reclassified into profit or loss:
Foreign currency translation adjustment		80	354

Comprehensive income (loss) for the period		$(172)	$105

Basic and diluted loss per share		$-	$-

Weighted average number of shares outstanding		136,889,394	85,704,596

Refer to the accompanying notes to the condensed consolidated interim financial statements.

CANAGOLD RESOURCES LTD.

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

(Unaudited – Prepared by Management)

(expressed in thousands of United States dollars)

				Accumulated
	Share Capital		Reserve for	Other
	Number of		Share-Based	Comprehensive
	Shares	Amount	Payments	Income (Loss)	Deficit	Total

Balance, December 31, 2021	82,509,596	$77,753	$1,676	$(2,049)	$(51,087)	$26,293
Private placement	8,750,000	2,151	-	-	-	2,151
Exercise of share appreciation rights	45,629,798	5,873	-	-	-	5,873
Share issue expenses	-	(312)	-	-	-	(312)
Share-based payments	-	-	154	-	-	154
Cancellation and expiration of stock options	-	-	(1,015)	-	1,015	-
Comprehensive loss for the year	-	-	-	(1,941)	(2,705)	(4,646)
Balance, December 31, 2022	136,889,394	85,465	815	(3,990)	(52,777)	29,513
Cancellation and expiration of stock options	-	-	(114)	-	114	-
Comprehensive income (loss) for the period	-	-	-	80	(252)	(172)
Balance, March 31, 2023	136,889,394	$85,465	$701	$(3,910)	$(52,915)	$29,341

Balance, December 31, 2021	82,509,596	$77,753	$1,676	$(2,049)	$(51,087)	$26,293
Private placement	4,050,000	1,264	-	-	-	1,264
Share issue expenses	-	(26)	-	-	-	(26)
Share-based payments	-	-	84	-	-	84
Comprehensive income (loss) for the period	-	-	-	354	(249)	105
Balance, March 31, 2022	86,559,596	$78,991	$1,760	$(1,695)	$(51,336)	$27,720

Refer to the accompanying notes to the condensed consolidated interim financial statements.

CANAGOLD RESOURCES LTD.

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited – Prepared by Management)

(expressed in thousands of United States dollars)

	Three Months ended March 31,
	2023	2022

Cash provided from (used by):

Operations:
Loss for the period	$(252)	$(249)
Items not involving cash:
Accrued interest	4	7
Amortization	20	14
Share-based payments	-	84
Change in fair value of marketable securities	61	49
Income tax recovery	-	(165)
	(167)	(260)
Changes in non-cash working capital items:
Receivables and prepaids	(43)	26
Accounts payable and accrued liabilities	(451)	(676)
Cash used by operating activities	(661)	(910)

Financing:
Issuance of common shares	-	1,621
Lease payments	(16)	(10)
Exercise of stock options	-	-
Share issue expenses	-	(26)
Cash provided from (used by) financing activities	(16)	1,585

Investing:
Proceeds from disposition of marketable securities	123	141
Mineral property interests, net of recoveries	(828)	(2,005)
Mineral property prepaids/deposits	(49)	-
Cash used by investing activities	(754)	(1,864)

Unrealized foreign exchange gain (loss) on cash	2	5

Decrease in cash	(1,429)	(1,184)
Cash, beginning of period	3,825	2,008

Cash, end of period	$2,396	$824

Refer to the accompanying notes to the condensed consolidated interim financial statements.

		Three Months ended March 31,
	Notes	2023	2022

Income taxes paid		-	-

Interest paid	9(b)and(c)	-	1

Refer to the accompanying notes to the condensed consolidated interim financial statements.

CANAGOLD RESOURCES LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months ended March 31, 2023

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

1. Nature of Operations and Going Concern

Canagold Resources Ltd. (the “Company”), a company incorporated under the laws of British Columbia on January 22, 1987, is in the mineral exploration business and has not yet determined whether its mineral property interests contain reserves.  The recoverability of amounts capitalized for mineral property interests is dependent upon the existence of reserves in its mineral property interests, the ability of the Company to arrange appropriate financing and receive necessary permitting for the exploration and development of its mineral property interests, and upon future profitable production or proceeds from the disposition thereof.  The address of the Company’s registered office is #910 – 800 West Pender Street, Vancouver, BC, Canada, V6C 2V6 and its principal place of business is #1250 – 625 Howe Street, Vancouver, BC, Canada, V6E 4N7.

The Company has no operating revenues, has incurred a significant net loss of $252,000 for the three months ended March 31, 2023 (March 31, 2022 - $249,000) and has a deficit of $52.9 million as at March 31, 2023 (December 31, 2022 - $52.8 million).  In addition, the Company has negative cash flows from operations.  These condensed consolidated interim financial statements have been prepared on a going concern basis, which assumes the realization of assets and repayment of liabilities in the normal course of business.  The Company’s ability to continue as a going concern is dependent on the ability of the Company to raise debt or equity financings, and the attainment of profitable operations.  Management continues to find opportunities to raise the necessary capital to meet its planned business objectives and continues to seek financing opportunities.  There can be no assurance that management’s plans will be successful.  These matters indicate the existence of material uncertainties that cast substantial doubt about the Company’s ability to continue as a going concern.  These condensed consolidated interim financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern, and such adjustments could be material.

2. Basis of Presentation

(a) Statement of compliance:

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and the interpretations of the International Financial Reporting Standards Interpretations Committee. These unaudited condensed consolidated interim financial statements do not include all of the information and disclosures required for full and complete annual financial statements, and accordingly should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2022. The Company has consistently applied the same accounting policies for all periods as presented. Certain of the prior periods’ comparative figures may have been reclassified to conform to the presentation adopted in the current period.

(b) Approval of condensed consolidated interim financial statements:

These condensed consolidated interim financial statements were approved by the Company’s Board of Directors on May 12, 2023.

Canagold Resources Ltd.	Page 8

CANAGOLD RESOURCES LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months ended March 31, 2023

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2. Basis of Presentation (continued)

(c) Basis of presentation:

These condensed consolidated interim financial statements have been prepared on a historical cost basis except for certain financial instruments which are measured at fair value, as disclosed in Note 5. In addition, these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

(d) Functional currency and presentation currency:

The functional currency of the Company and its subsidiaries is the Canadian dollar, and accounts denominated in currencies other than the Canadian dollar have been translated as follows:

•	Monetary assets and liabilities at the exchange rate at the condensed consolidated interim statement of financial position date;

•	on-monetary assets and liabilities at the historical exchange rates, unless such items are carried at fair value, in which case they are translated at the date when the fair value was determined;

•	hareholders’ equity items at historical exchange rates; and

•	evenue and expense items at the rate of exchange on the transaction date.

The Company’s presentation currency is the United States dollar. For presentation purposes, all amounts are translated from the Canadian dollar functional currency to the United States dollar presentation currency for each period. Statement of financial position accounts, with the exception of equity, are translated using the exchange rate at the end of each reporting period, transactions on the statement of comprehensive income (loss) are recorded at the average rate of exchange during the period, and equity accounts are translated using historical actual exchange rates.

Exchange gains and losses arising from translation to the Company’s presentation currency are recorded as cumulative translation adjustment, which is included in accumulated other comprehensive income (loss).

(e) Critical accounting estimates and judgements:

The preparation of the condensed consolidated interim financial statements in accordance with IFRS requires management to make estimates, assumptions and judgements that affect the application of accounting policies and the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated interim financial statements along with the reported amounts of revenues and expenses during the period.  Actual results may differ from these estimates and, as such, estimates and judgements and underlying assumptions are reviewed on an ongoing basis.  Revisions are recognized in the period in which the estimates are revised and in any future periods affected.

Significant areas requiring the use of management estimates relate to determining the recoverability of mineral property interests and receivables; valuation of certain marketable securities; accrued site remediation; amount of flow-through obligations; recognition of deferred income tax liability; the variables used in the determination of the fair value of stock options granted and finder’s fees warrants issued or modified;  and the recoverability of deferred tax assets.  While management believes the estimates are reasonable, actual results could differ from those estimates and could impact future results of operations and cash flows.

Canagold Resources Ltd.	Page 9

CANAGOLD RESOURCES LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months ended March 31, 2023

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2. Basis of Presentation (continued)

(e) Critical accounting estimates and judgements: (continued)

The Company applies judgement in assessing the functional currency of each entity consolidated in these condensed consolidated interim financial statements.  The functional currency of the Company and its subsidiaries is determined using the currency of the primary economic environment in which that entity operates.

For right of use assets and lease liability, the Company applies judgement in determining whether the contract contains an identified asset, whether they have the right to control the asset, and the lease term.  The lease term is based on considering facts and circumstances, both qualitative and quantitative, that can create an economic incentive to exercise renewal options.  Management considers all facts and circumstances that create an economic incentive to exercise an extension option, or not to exercise a termination option.

The Company applies judgement in assessing whether material uncertainties exist that would cast substantial doubt as to whether the Company could continue as a going concern.

The Company is required to spend proceeds received from the issuance of flow-through shares on qualifying resources expenditures. Differences in judgement between management and regulatory authorities with respect to qualified expenditures may result in disallowed expenditures by the tax authorities. Any amount disallowed may result in the Company’s required expenditures not being fulfilled.

At the end of each reporting period, the Company assesses each of its mineral resource properties to determine whether any indication of impairment exists.  Judgement is required in determining whether indicators of impairment exist, including factors such as:  the period for which the Company has the right to explore; expected renewals of exploration rights;  whether substantive expenditures on further exploration and evaluation of resource properties are budgeted or planned;  and results of exploration and evaluation activities on the exploration and evaluation assets.

3. Significant Accounting Policies

The accounting policies set out below have been applied consistently to all periods presented in these condensed consolidated interim financial statements.

Basis of consolidation:

These condensed consolidated interim financial statements include the accounts of the Company and its wholly owned subsidiaries including New Polaris Gold Mines Ltd. (Canada) and American Innovative Minerals LLC (“AIM”) (USA). The financial statements of subsidiaries are included in the condensed consolidated interim financial statements from the date control commences until the date control ceases. All significant intercompany transactions and balances are eliminated on consolidation.

Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

Canagold Resources Ltd.	Page 10

CANAGOLD RESOURCES LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months ended March 31, 2023

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

4. Management of Capital

The Company is an exploration stage company and this involves a high degree of risk.  The Company has not determined whether its mineral property interests contain reserves of ore and currently has not earned any revenues from its mineral property interests and, therefore, does not generate cash flows from operations.  The Company’s primary source of funds comes from the issuance of share capital and proceeds from debt.  The Company has generated cash inflows from the disposition of marketable securities.  The Company is not subject to any externally imposed capital requirements.

The Company defines its capital as debt and share capital.  Capital requirements are driven by the Company’s exploration activities on its mineral property interests.  To effectively manage the Company’s capital requirements, the Company has a planning and budgeting process in place to ensure that adequate funds are available to meet its strategic goals.  The Company monitors actual expenses to budget on all exploration projects and overhead to manage costs, commitments and exploration activities.

The Company has in the past invested its capital in liquid investments to obtain adequate returns.  The investment decision is based on cash management to ensure working capital is available to meet the Company’s short-term obligations while maximizing liquidity and returns of unused capital.

Although the Company has been successful at raising funds in the past through the issuance of share capital, it is uncertain whether it will be able to continue this financing in the future.  The Company will continue to rely on debt and equity financings to meet its commitments as they become due, to continue exploration work on its mineral property interests, and to meet its administrative overhead costs for the coming periods.

There were no changes in the Company’s approach to capital management during the three months ended March 31, 2023.

5. Management of Financial Risk

The Company has classified its financial instruments under IFRS 9 Financial Instruments (“IFRS 9”) as follows:

IFRS 9
Financial Assets
Cash	Fair value through profit or loss ("FVTPL")
Marketable securities	FVTPL
Receivables	Amortized cost

Financial Liability
Accounts payable and accrued liabilities	Amortized cost
Deferred royalty liability	Amortized cost
Lease liability	Amortized cost

Canagold Resources Ltd.	Page 11

CANAGOLD RESOURCES LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months ended March 31, 2023

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

5. Management of Financial Risk (continued)

The fair values of the Company’s receivables and accounts payable and accrued liabilities approximate their carrying values due to the short terms to maturity.  Cash and certain marketable securities are measured at fair values using Level 1 inputs.  Other marketable securities are measured using Level 3 of the fair value hierarchy.  Deferred royalty and lease liabilities are measured using Level 2 inputs.

The Company is exposed in varying degrees to a variety of financial instrument related risks, including credit risk, liquidity risk and market risk which includes foreign currency risk, interest rate risk and other price risk.  The types of risk exposure and the way in which such exposure is managed are provided as follows.

(a) Credit risk:

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations.

The Company's credit risk is primarily attributable to its liquid financial assets including cash. The Company limits exposure to credit risk on liquid financial assets through maintaining its cash with high-credit quality Canadian financial institutions.

To reduce credit risk, the Company regularly reviews the collectability of its amounts receivable, which may include amounts receivable from certain related parties, and records an expected credit loss based on its best estimate of potentially uncollectible amounts. Management believes that the credit risk with respect to these financial instruments is remote.

The financial instruments that potentially subject the Company to credit risk comprise investments, cash and cash equivalents and certain amounts receivable, the carrying value of which represents the Company’s maximum exposure to credit risk.

(b) Liquidity risk (Note 1):

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due.

The Company ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company's holdings of cash and its ability to raise equity financings.  As at March 31, 2023, the Company had a working capital (current assets less current liabilities) of $3.4 million (December 31, 2022 – $4.4 million).  The Company has sufficient funding to meet its short-term liabilities and administrative overhead costs, and to maintain its mineral property interests in 2023.

The following schedule provides the contractual obligations related to the deferred royalty and lease liability payments (Notes 10(b) and (c)) as at March 31, 2023:

	Payments due by Period					Payments due by Period
	(CAD$000)					(US$000)
		Less than			After		Less than			After
	Total	1 year	1-3 years	3-5 years	5 years	Total	1 year	1-3 years	3-5 years	5 years

Basic office lease	$385	$85	$174	$126	$-	$-	$-	$-	$-	$-

Advance royalty payments	-	-	-	-	-	215	35	105	75	-

Total, March 31, 2023	$385	$85	$174	$126	$-	$215	$35	$105	$75	$-

Canagold Resources Ltd.	Page 12

CANAGOLD RESOURCES LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months ended March 31, 2023

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

5. Management of Financial Risk (continued)

(b) Liquidity risk (Note 1): (continued)

Accounts payable and accrued liabilities are due in less than 90 days.

(c) Market risk:

The significant market risk exposures to which the Company is exposed are foreign currency risk, interest rate risk and other price risk.

(i) Foreign currency risk:

Certain of the Company’s mineral property interests and operations are in Canada.  Most of its operating expenses are incurred in Canadian dollars.  Fluctuations in the Canadian dollar would affect the Company’s condensed consolidated interim statements of comprehensive income (loss) as its functional currency is the Canadian dollar, and fluctuations in the U.S. dollar would impact its cumulative translation adjustment as its condensed consolidated interim financial statements are presented in U.S. dollars.

The Company is exposed to currency risk for its U.S. dollar equivalent of assets and liabilities denominated in currencies other than U.S. dollars as follows:

	Stated in U.S. Dollars
	(Held in Canadian Dollars)
	March 31,	December 31,
	2023	2022

Cash	$2,396	$3,825
Marketable securities	793	855
Receivables and prepaids	1,174	1,131
Accounts payable and accrued liabilities	(845)	(1,296)
Lease liability	(245)	(257)

Net financial assets (liabilities)	$3,273	$4,259

Based upon the above net exposure as at March 31, 2023 and assuming all other variables remain constant, a 10% (December 31, 2022 – 10%) depreciation or appreciation of the U.S. dollar relative to the Canadian dollar could result in a decrease (increase) of approximately $327,000 (December 31, 2022 - $426,000) in the cumulative translation adjustment in the Company’s shareholders’ equity.

The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

(ii) Interest rate risk:

In respect of financial assets, the Company's policy is to invest excess cash at floating rates of interest in cash equivalents, in order to maintain liquidity, while achieving a satisfactory return. Fluctuations in interest rates impact on the value of cash equivalents. The Company’s investments in guaranteed investment certificates bear a fixed rate and are cashable at any time prior to maturity date. Interest rate risk is not significant to the Company as it has no cash equivalents and no interest bearing debt at period-end.

Canagold Resources Ltd.	Page 13

CANAGOLD RESOURCES LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months ended March 31, 2023

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

5. Management of Financial Risk (continued)

(c) Market risk: (continued)

(iii) Other price risk:

Other price risk is the risk that the value of a financial instrument will fluctuate as a result of changes in market prices.

The Company’s other price risk includes equity price risk, whereby investment in marketable securities are held for trading financial assets with fluctuations in quoted market prices recorded at FVTPL.  There is no separately quoted market value for the Company’s investments in the shares of certain strategic investments.

As certain of the Company’s marketable securities are carried at market value and are directly affected by fluctuations in value of the underlying securities, the Company considers its financial performance and cash flows could be materially affected by such changes in the future value of the Company’s marketable securities.  Based upon the net exposure as at March 31, 2023 and assuming all other variables remain constant, a net increase or decrease of 30% (December 31, 2022 - 75%) in the market prices of the underlying securities would increase or decrease respectively net (loss) income by $238,000 (December 31, 2022 - $641,000).

6. Marketable Securities

	March 31,	December 31,
	2023	2022

Balance, begin of period	$855	$1,300
Fair value of marketable securities received from options on mineral property interests	-	356
Disposition of marketable securities at fair value	-	(325)
Change in fair value of marketable securities	(61)	(425)
Foreign currency translation adjustment	(1)	(51)
Balance, end of period	$793	$855

Canagold Resources Ltd.	Page 14

CANAGOLD RESOURCES LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months ended March 31, 2023

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7. Mineral Property Interests

	Canada		USA
	British Columbia		Nevada
	New Polaris	Windfall Hills	Fondaway Canyon	Corral Canyon
	(Note 7(a)(i))	(Note 7(a)(ii))	(Notes 7(b)(i))	(Note 7(b)(ii))	Total

Acquisition Costs:

Balance, December 31, 2022	$3,910	$348	$655	$23	$4,936
Additions	12	-	-	-	12
Recoveries	-	-	-	-	-
Foreign currency translation adjustment	-	-	1	-	1
Balance, March 31, 2023	3,922	348	656	23	4,949

Deferred Exploration Expenditures:

Balance, December 31, 2022	18,453	997	1,361	530	21,341
Additions:
Exploration:
Assays and sampling	21	-	-	-	21
Drilling	9	-	-	-	9
Environmental	203	-	-	-	203
Feasibility	327	-	-	-	327
Field, camp, supplies	50	-	-	-	50
General, administrative, sundry	6	-	1	-	7
Legal	37		-	-	37
Local labour	16	-	-	-	16
Machinery and equipment	4	-	-	-	4
Metallurgy	38	-	-	-	38
Rental and storage	4	-	6	-	10
Salaries	59	-	-	-	59
Transportation	23	-	-	-	23
Utilities	-	-	1	-	1
Recoveries	-	-	(8)	-	(8)
Foreign currency translation adjustment	16	-	1	1	18
Balance, March 31, 2023	19,266	997	1,362	531	22,156

Mineral property interests:
Balance, March 31, 2023	$23,188	$1,345	$2,018	$554	$27,105

Canagold Resources Ltd.	Page 15

CANAGOLD RESOURCES LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months ended March 31, 2023

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7. Mineral Property Interests (continued)

Canagold Resources Ltd.	Page 16

CANAGOLD RESOURCES LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months ended March 31, 2023

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7. Mineral Property Interests (continued)

(a) Canada:

(i) New Polaris (British Columbia):

The New Polaris property, which is located in the Atlin Mining Division, British Columbia, is 100% owned by the Company subject to a 15% net profit interest which may be reduced to a 10% net profit interest within one year of commercial production by issuing 150,000 common shares to Rembrandt Gold Mines Ltd. Acquisition costs at March 31, 2023 include a reclamation bond for $224,000 (December 31, 2022 - $224,000).

(ii) Windfall Hills (British Columbia):

The Company owns 100% undivided interests in two adjacent gold properties (Uduk Lake and Dunn properties) located in British Columbia. The Uduk Lake properties are subject to a 1.5% NSR production royalty that can be purchased for CAD$1 million and another 3% NSR production royalty. The Dunn properties are subject to a 2% NSR royalty which can be reduced to 1% NSR royalty for $500,000.

(iii) Princeton (British Columbia):

In December 2018 and then as amended in June 2019, the Company entered into a property option agreement jointly with Universal Copper Ltd. (formerly, Tasca Resources Ltd.) (“Universal”) and an individual. In October 2020, the Company assigned its interest in the property option agreement for the Princeton property to Damara Gold Corp. (“Damara”). Pursuant to the assignment, Damara issued 9.9% of its outstanding common shares to the Company on closing of the assignment at a fair value of $228,500. After reducing the carrying value of the property to $Nil by recording a $228,000 recovery to the mineral property, the Company recorded mineral property option income of $500 for the year ended December 31, 2020. Subject to the exercise of the option by December 31, 2022, the Company’s aggregate ownership in the capital of Damara shall increase to 19.9% which Damara did exercise by the issuance of 9.8 million Damara shares to the Company at a fair value of $588,800 which was recorded as mineral property option income for the year ended December 31, 2022.

(iv) Hard Cash and Nigel (Nunavut):

In November 2018, the Company entered into a property option agreement with Silver Range Resources Ltd. (“Silver Range”) whereby the Company had an option to earn a 100% undivided interests in the Hard Cash and Nigel properties by paying CAD$150,000 in cash and issuing 1.5 million common shares to Silver Range over a four year period.

In 2020, the Company terminated the property option agreement, and accordingly indicators of impairment existed leading to a test of recoverable amount which resulted in an impairment loss of $1.1 million. A value in use calculation is not applicable as the Company does not have any expected cash flows from the property option agreement at this stage. In estimating the fair value less costs of disposal, management did not have observable or unobservable input to estimate the recoverable amount greater than $nil. As this valuation technique requires management’s judgement and estimates of recoverable amount, it is classified as Level 3 of the fair value hierarchy.

Canagold Resources Ltd.	Page 17

CANAGOLD RESOURCES LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months ended March 31, 2023

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7. Mineral Property Interests (continued)

(b) United States:

(i) Fondaway Canyon (Nevada):

On March 20, 2017, the Company closed the Membership Interest Purchase Agreement with AIM (the “Membership Agreement”) whereby the Company acquired 100% legal and beneficial interests in mineral properties located in Nevada, Idaho and Utah (USA) for a total cash purchase price of $2 million in cash and honouring pre-existing NSRs. Certain of the mineral properties are subject to royalties. For the Fondaway Canyon project, it bears both a 3% NSR and a 2% NSR. The 3% NSR has a buyout provision for an original amount of $600,000 which is subject to advance royalty payments of $35,000 per year by July 15th of each year until a gross total of $600,000 has been paid at which time the NSR is bought out. A balance of $425,000 with a fair value of $183,000 was outstanding upon the closing of the Membership Agreement; a balance of $215,000 remains payable as at March 31, 2023 (December 31, 2022 - $215,000). The 2% NSR has a buyout provision of either $2 million in cash or 19.99% interest of a public entity which owns AIM if AIM were to close an initial public offering of at least $5 million.

On October 16, 2019, the Company signed a binding Letter Agreement with Getchell Gold Corp. (“Getchell”) which was later superseded by the Option Agreement for the Acquisition of Fondaway Canyon and Dixie Comstock Properties on January 3, 2020, whereby Getchell has an option for 4 years to acquire 100% of the Fondaway Canyon and Dixie Comstock properties located in Churchill County, Nevada (both subject to a 2% NSR) for $4 million in total compensation to the Company, comprised of $2 million in cash and $2 million in shares of Getchell.  Payment terms by Getchell are as follows:

	Cash		US$ equivalent in Getchell Shares

At signing of agreement	$100	(received in 2020)	$100	(received in 2020 with fair value of $104,600)
1st anniversary	100	(received in 2020)	200	(received in 2020 with fair value of $208,400)
2nd anniversary	100	(received in 2021)	300	(received in 2021 with fair value of $259,000)
3rd anniversary	100	(received in 2022)	400	(received in 2022 with fair value of $376,000)
4th anniversary	1,600		1,000
	$2,000		$2,000

The option includes minimum annual work commitments of $1.45 million on the properties.  Getchell must also honor the pre-existing NSR and advance royalty commitments related to the properties, and grant the Company a 2% NSR on the Fondaway Canyon and Dixie Comstock properties of which half (1%) can be bought for $1 million per property.

(ii) Corral Canyon (Nevada):

In 2018, the Company staked 92 mining claims in Nevada, USA.

Canagold Resources Ltd.	Page 18

CANAGOLD RESOURCES LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months ended March 31, 2023

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7. Mineral Property Interests (continued)

(b) United States: (continued)

(iii) Silver King (Nevada):

In October 2018, the Company entered into a property option agreement for its Silver King property with Brownstone Ventures (US) Inc. (“Brownstone”) whereby Brownstone has an option to earn a 100% undivided interest by paying $240,000 in cash over a 10 year period with early option exercise payment of $120,000. The Company will retain a 2% NSR of which a 1% NSR can be acquired by Brownstone for $1 million. The Company received $12,000 cash in 2022 (2020 - $12,000) which was recognized as mineral property option income.

(iv) Lightning Tree (Idaho):

On September 10, 2020, the Company entered into an option agreement in the form of a definitive mineral property purchase agreement for its Lightning Tree property located in Lemhi County, Idaho, with Ophir Gold Corp. (“Ophir”), whereby Ophir shall acquire a 100% undivided interest in the property. In order to acquire the property, over a three-year period, Ophir shall pay to the Company a total of CAD$137,500 in cash over a three-year period and issue 2.5 million common shares and 2.5 million warrants over a two-year period, and shall incur aggregate exploration expenditures of at least $4 million over a three-year period. The Company will retain a 2.5% NSR of which a 1% NSR can be acquired by Ophir for CAD$1 million. If Ophir fails to file a NI 43-101 compliant resource on the Lightning Tree property within three years, the property will not be conveyed to Ophir. In 2022, the Company received CAD$50,000 cash (2021 - CAD$25,000). In 2021 the Company received 1.25 million shares with a fair value of $159,600 and 1.25 million warrants with a fair value of $5,000, all of which were recognized as mineral property option income.

(v) Hot Springs Point (Nevada):

In July 2022, the Company entered into a Real Estate Purchase and Sale Agreement for the Hot Springs Point property located in Eureka County, Nevada, with a third party (the “Purchaser”), whereby the Purchaser acquired a 100% interest for $480,000 (received). The Purchaser also grants a 3% NSR to the Company. The entire amount received was recognized in mineral property option income as a gain as Hot Springs book value on acquisition day by the Company was $nil; Hot Springs being incidental to the Fondaway Canyon property when they were acquired together.

Canagold Resources Ltd.	Page 19

CANAGOLD RESOURCES LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months ended March 31, 2023

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7. Mineral Property Interests (continued)

(c) Expenditure options:

As at March 31, 2023, to maintain the Company’s interest and/or to fully exercise the options under various property agreements covering its properties, the Company must make payments as follows:

	Cash	Cash	Annual	Number of
	Payments	Payments	Payments	Shares
	(CADS$000)	(US$000)	(US$000)

New Polaris (Note 7(a)(i)):
Net profit interest reduction or buydown	$-	$-	$-	150,000

Fondaway Canyon (Note 7(b)(i)):
Advance royalty payment for buyout of 3% net smelter return (1)	-	-	35	-
Buyout provision for net smelter return of 2% (2)	-	2,000	-	-

Windfall Hills (Note 7(a)(ii)):
Buyout provision for net smelter return of 1.5%	1,000	-	-	-
Reduction of net smelter return of 2% to 1%	-	500	-	-

	$1,000	$2,500	$35	150,000

(1)

Advance royalty payments of $215,000 remain payable as at March 31, 2023 with annual payments of $35,000. Pursuant to the option agreement, Getchell will be obligated to pay the annual advance royalty (Note 7(b)(i)).

(2)	The 2% NSR has a buyout provision of either $2 million in cash or 19.99% interest of a public entity which owns AIM if AIM were to close an initial public offering of at least $5 million.

These amounts may be reduced in the future as the Company determines which mineral property interests to continue to explore and which to abandon.

(d)	Title to mineral property interests:

The Company has diligently investigated rights of ownership of all of its mineral property interests/concessions and, to the best of its knowledge, all agreements relating to such ownership rights are in good standing.  However, all properties and concessions may be subject to prior claims, agreements or transfers, and rights of ownership may be affected by undetected defects.

(e)	Realization of assets:

The Company’s investment in and expenditures on its mineral property interests comprise a significant portion of the Company’s assets.  Realization of the Company’s investment in these assets is dependent on establishing legal ownership of the mineral properties, on the attainment of successful commercial production or from the proceeds of their disposal.  The recoverability of the amounts shown for mineral property interests is dependent upon the existence of reserves, the ability of the Company to obtain necessary financing to complete the development of the properties, and upon future profitable production or proceeds from the disposition thereof.

Canagold Resources Ltd.	Page 20

CANAGOLD RESOURCES LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months ended March 31, 2023

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7. Mineral Property Interests (continued)

(f) Environmental:

Environmental legislation is becoming increasingly stringent and costs and expenses of regulatory compliance are increasing. The impact of new and future environmental legislation of the Company’s operation may cause additional expenses and restrictions.

If the restrictions adversely affect the scope of exploration and development on the mineral properties, the potential for production on the property may be diminished or negated.

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous materials and other matters. The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its current properties and former properties in which it has previously had an interest. The Company is not aware of any existing environmental problems related to any of its current or former mineral property interests that may result in material liability to the Company.

8. Equipment

	Leasehold	Office Furnishings	Right of Use
	Improvements	and Equipment	Asset	Total
Cost:
Balance, December 31, 2021	$89	$63	$121	$273
Acquisitions	117	2	272	391
Dispositions	(84)	-	(113)	(197)
Foreign currency translation adjustment	(6)	(4)	(9)	(19)
Balance, December 31, 2022	116	61	271	448
Acquisitions	-	-	-	-
Foreign currency translation adjustment	-	-	-	-
Balance, March 31, 2023	116	61	271	448

Accumulated amortization:
Balance, December 31, 2021	78	41	110	229
Amortization	18	9	33	60
Dispositions	(84)	-	(113)	(197)
Foreign currency translation adjustment	(4)	(3)	(11)	(18)
Balance, December 31, 2022	8	47	19	74
Amortization	6	-	14	20
Balance, March 31, 2023	14	47	33	94

Net book value:
Balance, December 31, 2022	$108	$14	$252	$374
Balance, March 31, 2023	$102	$14	$238	$354

The Company has a lease agreement for its headquarter office space in Vancouver, British Columbia.

Canagold Resources Ltd.	Page 21

CANAGOLD RESOURCES LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months ended March 31, 2023

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

9. Liabilities

(a) Flow Through Premium Liability

On October 28, 2021, the Company closed a private placement for 10.6 million flow through common shares at CAD$0.50 per share for gross proceeds of CAD$5.3 million. The fair value of the shares was CAD$0.46 per share, resulting in the recognition of a flow through premium liability of CAD$0.04 per share for a total of CAD$425,700.

On December 30, 2021, the Company closed a private placement for 560,000 flow through common shares at CAD$0.50 per share for gross proceeds of CAD$280,000. The fair value of the shares was CAD$0.37 per share, resulting in the recognition of a flow through premium liability of CAD$0.13 per share for a total of CAD$72,800.

On January 19, 2022, the Company closed a private placement for 4.05 million flow through common shares at CAD$0.50 per share for gross proceeds of CAD$2.03 million. The fair value of the shares was CAD$0.39 per share, resulting in the recognition of a flow through premium liability of CAD$0.11 per share for a total of CAD$445,500.

On October 19, 2022, the Company closed a private placement for 4.7 million flow through common shares at CAD$0.32 per share for gross proceeds of CAD$1.5 million. The fair value of the shares was CAD$0.26 per share, resulting in the recognition of a flow through premium liability of CAD$0.06 per share for a total of CAD$282,000.

In connection with the flow through common shares issued during the year ended December 31, 2022, the Company has an obligation to incur qualified expenditures of CAD$229,000 by the 2023 fiscal year.

In connection with the flow through common shares issued during the year ended December 31, 2021, the Company has an obligation to incur qualified expenditures of CAD$2.2 million by the 2022 fiscal year. This obligation was fulfilled as at December 31, 2022.

Canagold Resources Ltd.	Page 22

CANAGOLD RESOURCES LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months ended March 31, 2023

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

9. Liabilities (continued)

(b) Deferred Royalty Liability

The 3% NSR for the Fondaway Canyon project (Note 7(b)(i)) has a buyout provision for an original amount of $600,000.  The buyout amount is subject to advance royalty payments of $35,000 per year by July 15th of each year until the full gross total of $600,000 has been paid.  The remaining balance was $425,000 at the closing of the Membership Agreement in March 2017.  The $425,000 was discounted to a fair value of $183,000 in 2017 using a discount rate of 18%.  The liability is being accreted over time as follows:

Balance, December 31, 2021	$142
Add:
Accretion	24
Less:
Advance royalty payment	(35)

Balance, December 31, 2022 and March 31, 2023	$131

Current portion (1)	$35
Long term portion	96
Balance, March 31, 2023	$131

(1)	Pursuant to the option agreement, Getchell will be obligated to pay the annual advance royalty (Note 7(b)(i)). Getchell paid an annual advance royalty of $35,000 in July 2022.

Canagold Resources Ltd.	Page 23

CANAGOLD RESOURCES LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months ended March 31, 2023

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

9. Liabilities (continued)

(c) Lease Liability

The continuity of the lease liability for the three months ended March 31, 2023 is as follows:

Balance, December 31, 2021	$21
Add:
New offlice lease	272
Interest	7
Foreign currency translation	(1)
Less:
Payments	(42)

Balance, December 31, 2022	257
Add:
Interest	4
Less:
Payments	(16)

Balance, March 31, 2023	$245

Current portion	$62
Long term portion	183
Balance, March 31, 2023	$245

(d) Loans Payable

On June 28, 2022, the Company arranged a loan for CAD$25,000 from a company controlled by a former director. The loan bore interest at a rate of 9% per annum, and the entire loan amount of CAD$25,000 was fully repaid on July 14, 2022 along with interest of CAD$99.

On August 15, 2022, the Company entered into a Bridge Loan Agreement with Sun Valley Investments AG (“Sun Valley”), which is currently a 40.06% control person of the Company for CAD$2.5 million bearing an interest rate of 5.5% per annum. The bridge loan was applied as an advance payment for the standby guaranty for the rights offering (Note 10(b)(i)) and extinguished in December 2022 when Sun Valley purchased 20,352,577 common shares. The Company paid Sun Valley a total of CAD$46,336 in interest and a total of CAD$178,085 in fees (accounted as share issuance expense part of the Shareholder Equity) pursuant to the Standby Guaranty Agreement.

Canagold Resources Ltd.	Page 24

CANAGOLD RESOURCES LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months ended March 31, 2023

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

10. Share Capital

(a) Authorized:

The authorized share capital of the Company is comprised of an unlimited number of common shares without par value.

(b) Issued:

(i) In November 2022, the Company proceeded with a rights offering whereby shareholders of the Company received one right for each common share held. Each two rights entitled holders to subscribe for one common share at a price of CAD$0.175. The Company closed the offering on December 16, 2022 and issued 25.3M common share for total gross proceeds of CAD$4.4 million. The Company also entered into a standby guaranty agreement with Sun Valley whereby Sun Valley shall purchase common shares issuable under the rights offering which remain unsubscribed under the basic subscription privilege and the additional subscription privilege. In August 2022, the Company obtained a bridge loan of CAD$2.5 million from Sun Valley as an advance payment for the standby guaranty (Note 9(d)). Pursuant to the standby guaranty agreement, Canagold issued 20.4M common shares to Sun Valley. From the CAD$3.6 million gross proceeds received from Sun Valley, the Company deducted a total of CAD$2.5 million to pay back and terminate the $2.5M loan provided by Sun Valley in August 2022 plus accrued interest of CAD$46,336, and a total of CAD$178,085 in fees pursuant to the standby guaranty agreement.

On October 19, 2022, the Company closed a private placement for 4.7 million flow through common shares at a price of CAD$0.32 per share for gross proceeds of CAD$1.5 million. The fair value of the shares was CAD$0.26 per share, resulting in the recognition of a flow through premium liability of CAD$0.06 per share for a total of CAD$282,000.

(ii) In December 2021 and January 2022, the Company closed a private placement in two tranches totalling 4.61 million flow through common shares at a price of CAD$0.50 per share for gross proceeds of CAD$2.3 million. On December 30, 2021, the Company closed the first tranche for 560,000 flow through shares for gross proceeds of CAD$280,000. On January 18, 2022, the Company closed the second tranche for 4.05 million flow through shares for gross proceeds of CAD$2.03 million.

On October 28, 2021, the Company closed a brokered private placement with Red Cloud Securities Inc. (“Red Cloud”) for 10.6 million flow through common shares at a price of CAD$0.50 per share for gross proceeds of CAD$5.3 million. Finders’ fees were comprised of CAD$253,555 in cash and 638,510 broker warrants with each broker warrant exercisable to acquire one non flow through common share at an exercise price of CAD$0.75 until October 28, 2023.

In 2021, stock options for 650,000 shares were exercised for proceeds of $204,100 and $179,700 was reallocated from reserve for share-based payments to share capital. Stock options for 210,000 common shares were cancelled for the exercise of share appreciation rights for 104,884 common shares at a fair value of CAD$0.68 per share. Also warrants for 301,624 common shares were exercised for proceeds of $72,000, and $33,100 was reallocated from reserve for share-based payments to share capital.

Canagold Resources Ltd.	Page 25

CANAGOLD RESOURCES LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months ended March 31, 2023

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

10. Share Capital (continued)

(c) Stock option plan:

The Company has a stock option plan that allows it to grant stock options to its directors, officers, employees, and consultants to acquire up to 17,311,919. The exercise price of each stock option cannot be lower than the last recorded sale of a board lot on the TSX during the trading day immediately preceding the date of granting or, if there was no such date, the high/low average price for the common shares on the TSX based on the last five trading days before the date of the grant. Stock options have a maximum term of ten years and terminate 30 days following the termination of the optionee’s employment, except in the case of death, in which case they terminate one year after the event. Vesting of stock options is made at the discretion of the board at the time the stock options are granted.

At the discretion of the board, certain stock option grants provide the holder the right to receive the number of common shares, valued at the quoted market price at the time of exercise of the stock options, that represent the share appreciation since granting the stock options

The continuity of outstanding stock options for three months ended March 31, 2023 is as follows:

	March 31, 2023
		Weighted
		average
		exercise
	Number	price
	of Shares	(CAD$)

Outstanding balance, beginning of period	2,235,000	$0.49
Cancelled	(460,000)	$0.47
Outstanding balance, end of period	1,775,000	$0.50

Exercise price range		$0.30 - $0.52

Canagold Resources Ltd.	Page 26

CANAGOLD RESOURCES LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months ended March 31, 2023

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

10. Share Capital (continued)

(c) Stock option plan: (continued)

The following table summarizes information about stock options exercisable and outstanding at March 31, 2023:

		Options Outstanding			Options Exercisable
		Weighted	Weighted		Weighted	Weighted
		Average	Average		Average	Average
Exercise	Number	Remaining	Exercise	Number	Remaining	Exercise
Prices	Outstanding at	Contractual Life	Prices	Exercisable at	Contractual Life	Prices
(CAD$)	Mar 31, 2023	(Number of Years)	(CAD$)	Mar 31, 2023	(Number of Years)	(CAD$)

$0.40	100,000	0.22	$0.40	100,000	0.22	$0.40
$0.52	215,000	0.28	$0.52	215,000	0.28	$0.52
$0.30	40,000	1.24	$0.30	40,000	1.24	$0.30
$0.50	120,000	2.25	$0.50	120,000	2.25	$0.50
$0.50	800,000	3.24	$0.50	800,000	3.24	$0.50
$0.52	500,000	3.28	$0.52	500,000	3.28	$0.52

	1,775,000	2.61	$0.50	1,775,000	2.61	$0.50

During the three months ended March 31, 2023, the Company recognized nil share-based payments (March 31, 2022 - $84,000), net of forfeitures, based on the fair value of stock options that were earned by the provision of services during the period.  Share-based payments are segregated between directors and officers, employees and consultants, as applicable, as follows:

		March 31,
	2023	2022

Directors and officers	$-	$86
Employees	-	1
Consultants	-	(3)

	$-	$84

No stock options were granted during 2022 and 2023.

Canagold Resources Ltd.	Page 27

CANAGOLD RESOURCES LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months ended March 31, 2023

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

10. Share Capital (continued)

(d) Warrants:

At March 31, 2023, the Company had outstanding warrants as follows:

Exercise
Prices		Outstanding at				Outstanding at
(CAD$)	Expiry Dates	December 31, 2022	Issued	Exercised	Expired	March 31, 2022

$0.75	October 28, 2023 (1)	638,510	-	-	-	638,510

		638,510	-	-	-	638,510

(1)

As these warrants are agent’s warrants, a fair value of $152,360 was originally recorded as share issuance expense as applied to share capital with a corresponding credit to reserve for share-based payments calculated using the Black-Scholes option pricing model with the following assumptions: volatility 153%, risk-free rate 1%, expected life 2 years, and expected dividend yield 0%.

(e) Common shares reserved for issuance:

Number of Shares
Stock options (Note 10(c))	1,775,000
Warrants (Note 10(d))	638,510
Common shares reserved for issuance	2,413,510

11. General and Administrative

	Three months ended March 31,
	2023	2022

General and Administrative:
Audit	$14	$1
Legal	12	6
Office and sundry	53	33
Regulatory	21	13
Rent	16	12
	$116	$65

Canagold Resources Ltd.	Page 28

CANAGOLD RESOURCES LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months ended March 31, 2023

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

12.Related Party Transactions

Key management includes directors (executive and non-executive) and senior management.  The compensation paid or payable to key management is disclosed in the table below.

Except as disclosed elsewhere in the condensed consolidated interim financial statements, the Company had the following general and administrative costs with related parties during the three months ended March 31, 2023 and 2022:

	Three months ended		Net balance payable
	March 31,		March 31,	December 31,
	2023	2022	2023	2022

Key management compensation:
Executive salaries and remuneration (1)	$173	$132	$88	$106
Directors fees	21	4	14	57
Share-based payments	-	86	-	-
	$194	$222	$102	$163

(1)	Includes key management compensation which is included in employee and director remuneration, mineral property interests, and corporate development.

The above transactions are incurred in the normal course of business.

13. Segment Disclosures

The Company has one operating segment, being mineral exploration, with assets located in Canada and the United States, as follows:

	March 31, 2023			December 31, 2022
	Canada	USA	Total	Canada	USA	Total

Mineral property interests	$24,533	$2,572	$27,105	$23,708	$2,569	$26,277
Mineral property deposits	$117			$166		$166
Leasehold improvements and equipment	354	-	354	374	-	374

Canagold Resources Ltd.	Page 29

CANAGOLD RESOURCES LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months ended March 31, 2023

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

14. Commitments

In February 2017, the Company entered into an office lease arrangement for a term of five years with a commencement date of August 1, 2017 which ended on July 31, 2022.

In January 2022, the Company entered into an office lease arrangement for a term of five years with a commencement date of September 1, 2022. The basic rent per year is CAD$84,700 for years 1 to 2, CAD$87,300 for years 3 to 4, and CAD$89,900 for year 5. As at March 31, 2023, the Company is committed to the following payments for base rent at its corporate head office in Vancouver, BC, as follows:

Amount
(CAD$000)
Year:
2023	$64
2024	$86
2025	$87
2026	$88
2027	$60

$385

For the Fondaway Canyon project, the 3% NSR has a buyout provision which is subject to advance royalty payments of $35,000 per year by July 15th of each year until a gross total of $600,000 has been paid at which time the NSR is bought out.  A balance of $215,000 remains payable as at March 31, 2023.  (Notes 7(b)(i) and 9(b)).

15. Taxes

Company is corporate income taxes and other provincial and federal mining and sales taxes. The $1.1 million receivables amount reported on the Statement of Financial Position of the Company is comprised of taxes receivable from the Canadian tax authorities (federal GST credits and British Columbia mineral tax credits). Although the Company has been successful in the past with applications for these credits, there is a risk that the tax claims may be denied or reduced by the tax authorities. As of March 31, 2023, the Company has a deferred tax liability of $1.3 million, resulted mainly from timing difference between the accounting and tax values of the mineral properties expenditures (see note 15 of the 2022 Audited Financial Statements for more details).

Canagold Resources Ltd.	Page 30

CANAGOLD RESOURCES LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months ended March 31, 2023

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

HEAD OFFICE	#1250 – 625 Howe Street
Vancouver, BC, Canada, V6C 2T6

Telephone: (604) 685-9700
Facsimile: (604) 685-9744

Website: www.canagoldresources.com

DIRECTORS	Sofia Bianchi Carmen Letton Andrew Trow Kadri Dagdelen Michael Doyle

OFFICERS

Catalin Kilofliski ~ Chief Executive Officer

Michael Doyle ~ Chief Technical Officer

Garry Biles ~ President and Chief Operating Officer

Troy Gill ~ Vice President (Exploration)

Knox Henderson ~ Vice President (Corporate Development)

Mihai Draguleasa ~ Chief Financial Officer and Corporate Secretary

Colm Keogh ~ Vice President Operations

REGISTRAR AND TRANSFER AGENT	Computershare Investor Services Inc. 3rd Floor, 510 Burrard Street Vancouver, BC, Canada, V6C 3B9

AUDITORS	Smythe LLP #1700 – 475 Howe Street Vancouver, BC, Canada, V6C 2B3

SOLICITORS AND REGISTERED OFFICE	Maxis Law Corporation #910 – 800 West Pender Street Vancouver, BC, Canada, V6C 2V6

SHARES LISTED	Trading Symbols TSX: CCM OTC-QB: CRCUF DBFrankfurt: CAN